FOR IMMEDIATE RELEASE                                       10 June
2003


                           SOPHEON PLC

      PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2002
                  UPDATE ON FIRST QUARTER 2003

Sopheon plc ("Sopheon"), the international provider of software and services that improve the financial return from innovation and product development investments, announces its preliminary unaudited results for the year to 31 December 2002 and provides an update and outlook for 2003.
Sopheon shares are traded on AIM in London and on the Euronext
Amsterdam.

Highlights :

     Revenue for the year was Pound12.4m (2001: Pound14.0m).
  EBITDA losses for the year were Pound8.9m (2001: loss of Pound11.8m) Year-end gross cash resources were Pound3.4m (2001: Pound13.3m).
     The highlight of the year was further progress for Accolade, Sopheon's flagship software solution for product development. Version 4.0 was released, and by the end of the year a total of 34 transactions across 28 clients had been achieved since launch, up from 4 in 2001.
     A further 10 transactions were concluded for Accolade in Q1 of 2003. Sopheon was recognised by Gartner Group as a significant vendor in the product lifecycle management (PLM) market.
    The cost base was reduced by 35% during 2002, with headcount down to 184 coming into 2003 compared to 264 entering 2002. Continued pressure on working capital and trading has led the board to implement further measures, to refine operations and strengthen balance sheet in the short term.
     The restructuring is focused on the sale of the North American Information Management (IM)
  division, which is progressing well and is expected to complete, subject to certain conditions, by mid July 2003. German operations are also under review.

Sopheon's Chairman, Barry Mence said:
"A successful sale of our IM business will raise additional finances and allow us to contain global operations in a difficult market. The board believes that this will enable us to continue our strategies for becoming a leading supplier of software and services that improve the financial return from innovation and product development investments. A successful conclusion to these actions will also allow us to sustain our international profile and sharpen our focus on our growing software business."

For further information contact:


Barry Mence, Chairman
Arif Karimjee, CFO
Sopheon plc
Tel :     + 44 (0) 1483 883 000


Adam Reynolds
Andrew Tan
Hansard Communications
Tel :     + 44 (0) 207 245 1100
    + 44 (0) 7957 203 685


Barbara Jansen
Citigate First Financial
Tel :     + 31 (0) 205 754 010


About Sopheon
Sopheon (LSE:SPE) is an international provider of software tools, experts and content that help organizations improve the business impact of product development. Sopheon enables clients to achieve higher, faster return on innovation and product development investments through technology and human-based decision support. The company's products and services include its flagship
Accolade product development system and Knowledge Network (formerly Organik ) expertise-sharing software. Sopheon is listed on the AIM market of the London Stock Exchange and on the
Euronext in the Netherlands. For more information, please visit www.sopheon.com.

Introduction

During 2002 we focused on operational development of the business and in particular on Accolade,
Sopheon's flagship software solution for product development. The year saw the full integration of technology acquired in 2001 as part of the merger with Orbital Software, the release of Accolade version 4.0, and a substantial increase in Accolade sales activity compared to the year before. Sopheon is now recognised as a leading supplier of solutions that improve the financial return on innovation and product development investments within research and development (R&D), a market that is receiving increasing attention and focus from the business community. Notwithstanding these positive developments, during the year we realised that our operating plans for 2002 were more ambitious than the economic environment permitted. Consequently in the second half of the year we took further cost reduction measures, resulting in an EBITDA loss in line with broker expectations in spite of considerable pressure on revenues.

Results and Finance

Sopheon's consolidated revenues were Pound12.4m (2001: Pound14.0m) and consolidated EBITDA was a loss of Pound8.9m (2001: Pound11.8m). Approximately 73% of the total revenues came from the company's
Information Management (IM) division, representing research analyst services, portal subscriptions and information provision. The Business Process Solutions (BPS) division, representing software applications and related consultancy services, contributed 27% of revenue during the year. As noted above, the mix of business within BPS delivered a substantially increased proportion of revenues from
Sopheon's own solutions as opposed to bespoke developments and third party products. IM represented the bulk of the decline in consolidated revenue with a reduction of Pound1.3m. The BPS reduction of Pound0.3m was made up of an increase in revenues relating to Accolade and other proprietary products of Pound1.1m offset by a reduction in sales of third party products and bespoke project revenues of Pound1.4m.

On a consolidated basis costs were down by over twice the revenue reduction, resulting in a decrease in consolidated EBITDA loss to Pound8.9m. Of this loss, Pound5.3m was recorded in the first half of 2002, reflecting the sharp reductions in cost base referred to above. Following the impairment charge taken in 2001, goodwill charges totalled Pound5.9m (2001: Pound21.4m) for the year, leading to a loss before tax of Pound16.1m (2001: Pound34.6m) and a loss of 19.4p per ordinary share (2001: 76.2p).

At 31 December 2002, Sopheon had gross cash resources of Pound3.4m (2001: Pound13.3m) before overdrafts and lines of credit drawn totalling Pound0.9m (2001: Pound0.7m). Coming into 2003 the board took the view that a stronger cash position was required for a responsible continuation of our development strategy for the business. After consulting during March with Sopheon's brokers and key institutional investors, the board came to the conclusion that a restructuring of the business was the most pragmatic approach to improve the balance sheet that could be taken in the current market environment.

Accordingly, during April the group entered into a letter of intent with a potential purchaser to divest
Sopheon's US based IM business. The proposed transaction is progressing well, and subject to certain conditions and events including the completion of due diligence by the purchaser's financial partners, is expected to complete by mid July 2003. If concluded the sale would give rise to a profit on disposal after charging goodwill, with consideration consisting mainly of cash and net liabilities to be assumed by the purchaser. As a potential backup in the event that the transaction protracts or is otherwise not completed, the board has accepted a letter of intent from an alternative purchaser that is also undertaking due diligence. Consistent with its strategy of imbedding external human-based decision support capabilities within its software solutions, Sopheon expects to continue to provide information management services following closure of either transaction, through an exclusive outsourcing arrangement with the purchaser.

Separately, the directors will be seeking the extension of the maturity date of the group's Pound2.6m of 6% convertible unsecured loan stock, by up to two years from June 2004.
 It is proposed that this would be
coupled with modification of other terms of the loan stock, which might include a reduction of the loan stock conversion price. This in turn, depending on the level of any revised loan stock conversion price, might require shareholders to approve an increase in the directors' authority to issue and allot shares. Any changes to the terms of the stock would also need to be put to a meeting of its holders, which is expected to take place before the end of June 2003.

The directors believe that their restructuring objectives will be achieved, and accordingly the unaudited financial information set out in this preliminary announcement is prepared on the going concern basis. The board is also considering other complementary measures, and will keep shareholders informed of developments. Nevertheless, in the event that the IM disposal is not completed, the maturity of loan stock not extended, or the directors' future sales targets are not met, and in the absence of any other measures that might be available to the board, the going concern basis would cease to be appropriate. Your attention is drawn to the Notes to this statement, which include an explanation of the basis of preparation of the financial statements and the auditors' intentions as regards the form of their report.

2002 Trading Summary

General economic uncertainty remained through 2002. In our interim statement we noted continuing pressure on our IM division, which was particularly hard hit in Germany. Employment conditions there mean that the cost base is relatively rigid, and therefore, as a number of clients reduced their level of business with us following their own restructuring and M&A activity, our German business suffered higher financial losses than might be expected in a more flexible environment. As a result, the board has been assessing Sopheon's German subsidiary with a view to restructuring its activities, also by the end of June in line with the planned disposal of the US based IM business. The US operations of the IM division responded to the difficult climate with further reductions in staff, and towards the end of the year by reorganisation around client-focused teams.

In our BPS division, activity related to Accolade accelerated, with 30 transactions in 2002 compared to only 4 in 2001. Progress with Accolade at the end of 2002 can be summarised as follows:

     We ended 2002 with a total of 34 paying Accolade-related transactions achieved since launch, across 28 clients;
     The total of 34 transactions was made up of 10 initial licences, 6 additional licences either following on from an assessment or extending the user base at an existing client, 3 ancillary modules sold without the core Accolade system, and 15 assessments. Sopheon defines an assessment as when a client is paying for a trial installation or a consulting engagement which could lead to an Accolade order;
     30 of these transactions were sold in 2002, compared to 4 in 2001

Transactions occurred in each of the geographies in which Sopheon
operates   the US, the UK,
Germany and the Netherlands   and also in Southeast Asia, where
Sopheon has an active distribution
relationship in Singapore. Accolade customers are highly referenceable. We are pleased with the level of user acceptance and benefit Accolade is bringing our clients. The BPS division also continued to develop and expand its Dutch healthcare solutions business.

As a result of these developments, 65% of the total BPS revenues during 2002 were related to
Sopheon's proprietary products and services as opposed to third-party and bespoke solutions. This compares to 30% in 2001. Nevertheless, our integration teams continued to work on bespoke projects, at a reducing level, as we continued the transition to supporting our own products.

The board has been conscious of the need to balance cost-reduction with maintaining business effectiveness and delivery of our strategy. During 2002 fixed costs were reduced by 35%, bringing the cumulative reduction since Sopheon's acquisition of Orbital Software in late 2001 to 55%. These reductions are reflected in headcount down to 184 at the end of 2002, compared to 264 in January
2002 and 349 in late 2001. In particular, following the release of Accolade 4.0, R&D resources were scaled back and concentrated; marketing expenditures were focused on short-term lead generation and on third party validation of our products; and property and IT infrastructure were rationalised.

Update on first quarter of 2003

Beset with continued economic turmoil and the uncertainties of war, the market in the first quarter of 2003 remained sluggish. Despite these conditions, Sopheon continued to grow its proprietary software business, focused around Accolade. Specific aspects of Sopheon's business performance during the first quarter included the following:

            Ten Accolade transactions were completed in the first quarter; 5 sales of assessments, 3 initial license sales and 2 extensions of ancillary module licenses.

            We continued our record of 100% satisfaction among installed Accolade clients. A number of clients expressed interest in increasing the value they derive from Accolade by expanding its application beyond product development to areas such as Six Sigma quality improvement initiatives, mergers and acquisitions and the management of information technology (IT) projects

    An organisation involved in clinical trials for hospitals and their partners installed Accolade as a way of automating and strengthening clinical trials management procedures. The system will also include users from the hospitals and their pharmaceutical and biotech corporate partners.

            A major University Hospital in the Netherlands committed to a five-year agreement valued at
  0.9m, for use of a Sopheon software solution that automatically updates staff members on scientific and medical advances in their areas of specialization.

            The US IM business finished the quarter with an 84% renewal rate among contracts that came due during the quarter, and continued to concentrate on its strategy of optimising client utilization of contracts. The impact of the latter was evident in the fact that contract utilization rates rose during the period to the 94% level, an encouraging indicator of the probable value of future renewals.

Another important first-quarter development related to Sopheon's software business was Gartner
Group's publication of its first "Magic Quadrant" for the product lifecycle management (PLM) market. The Quadrant is a proprietary analytical tool used by the IT research and advisory firm to assess and profile the leading suppliers in a given market space. Sopheon's Accolade was one of only three process automation/portfolio management solutions selected for inclusion, reflecting Gartner's judgement that our offering has proven its viability and is among those having the greatest impact on the market.

Market

During 2002, Sopheon was referenced or profiled in 37 reports from firms such as Gartner, Giga,
META Group, IDC and AMR Research that advise end-users on which products they should use and with which suppliers they should do business.

Research has identified a number of challenges associated with the product development (PD) process in major corporations. Notably, 47% of PD resources are spent on products that are financially unsuccessful, and 41% of launched products fail in the market. Accolade addresses these and other issues by creating an automated process environment in which to implement standardised innovation and product development methodologies. The most widely used process is Stage-Gate, implemented by over 60% of technology-driven companies in North America. Typically, use of the methodology is paper-based, leading to lack of adherence, administrative burden, and weak decision support.
Accolade solves these market problems through automation and control of the process.

Product Development and IPR

Accolade was launched in the second quarter of 2001. In September 2002, Sopheon released version
4.0, which is recognised by our clients as being feature rich, stable and high-quality software. A key achievement in Version 4.0 was the creation of the Knowledge Network module, representing the full integration of the former Orbital Software's Organik technology with Accolade and providing on-demand support for critical process, business and technical decisions. The Knowledge Network module links users to internal and external experts, repositories of information on current and past projects, thousands of sources of published information, and to Sopheon's IM services, which in the future are expected to be provided by Sopheon through an exclusive outsourcing arrangement with the acquirer of this business. The version 4.0 release also included an idea management and screening module to help generate, manage and evaluate product ideas, and a built-in, customisable library of templates for key process deliverables such as product definition records, project reports, operational plans, supply plans and detailed business and financial analyses.

Sopheon holds patents in three key areas, relating to profiling technology, presentation of large domain search results by category or type, and application of information technology to language-intensive processes.

Board of directors and executive management team

Sopheon's group management and governance structure is divided between a Sopheon plc Board of Directors with more than half of its directors being non-executive, and an executive management board responsible for operations.

During 2002 Dan Metzger, a former executive of Lawson Software joined the board following the retirement of Joe Shuster, the founder of Teltech Resource Network Corporation, one of Sopheon's predecessor companies. Dan brings many years of enterprise software business experience to the group. The Sopheon plc Board otherwise remains unchanged with four non-executive directors and three executive directors, being the Executive Chairman, the CEO and the CFO.

The executive management board is a team of seven, which includes the three executive directors.
Andy Michuda, our CEO, continues to have day-to-day responsibility for driving the Accolade growth strategy. During the year, Dave Magnani assumed responsibility as VP of the US based IM business.
Chris Hawver, Paul Heller are chief marketing officer and chief technology officer respectively, and
Huub Rutten remains VP of research and leader of our Dutch healthcare unit.

Outlook

Although we expect that tough economic conditions will persist in 2003 in all geographies, we entered
2003 with a substantially reduced cost base and rationalised infrastructure, a flagship software product that is generating a high level of interest and sales activity compared to 12 months earlier, an expanding installed client base, and increased validation of the market. Accolade has demonstrated, consistently, that it is a valuable solution in which clients are prepared to invest. Sopheon is very focused on converting this asset into a viable high-growth business.
 The planned divestiture of our US
IM business will reduce complexity and sharpen that focus. Since the beginning of 2003, the pipeline for our software products has continued to develop. This progress supports the board's belief that there is a positive outlook for Accolade in the current year, and that we are well-positioned to continue to advance toward our goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

In addition to driving the commercial development of Accolade, management is focusing its attention on the successful conclusion of the planned divestiture of Sopheon's North American IM business. As we go forward the board will continue to assess the financial resources available to implement our strategy against the operational progress of the business.
                          SOPHEON PLC
 GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR TO 31 DECEMBER 2002
                           (UNAUDITED)



           2002

           2001



          Pound'000

          Pound'000








Turnover
         12,353

         13,963


Cost of sales
         (9,002)

        (10,186)








Gross profit
          3,351

          3,777


Administrative, sales and marketing expenses
        (11,210)

        (14,136)


Research and development costs
         (2,331)

         (3,010)








Operating loss before amortisation of goodwill
        (10,190)

        (13,369)


Amortisation of goodwill
         (5,922)

        (21,431)








Operating loss
        (16,112)

        (34,800)


Bank interest receivable
            260

            373


Interest payable and similar charges
           (327)

           (204)








Loss on ordinary activities before taxation
        (16,179)

        (34,631)


Taxation   research and development tax credit
          126

              -


Loss on ordinary activities after taxation
   (16,053)

   (34,631)








Loss per share-basic and diluted
                                          (19.4p)

                                          (76.2p)








Loss on an EBITDA basis
         (8,910)

        (11,757)








      GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                           (UNAUDITED)



           2002

           2001



          Pound'000

          Pound'000








Loss for the financial year
        (16,053)

        (34,631)


Exchange difference on retranslation of net assets of subsidiary undertakings

             75


             31








Total recognised gains and losses relating to the year
        (15,978)

        (34,600)








                          SOPHEON PLC
           GROUP BALANCE SHEET AS AT 31 DECEMBER 2002
                           (UNAUDITED)



           2002

           2001



          Pound'000

          Pound'000


Fixed assets





                            Goodwill
          4,925

         10,893


Tangible assets
            900

          2,159



          5,825

         13,052


Current assets





                             Debtors
          2,660

          3,593


Cash and short term deposits
          3,355

         13,343



          6,015

         16,936








         Creditors: amounts falling due within one year
          6,332

          8,584








                Net current (liabilities)/assets
           (317)

          8,352








              Total assets less current liabilities
          5,508

         21,404








     Creditors: amounts falling due after more than one year
          3,082

          3,039









          2,426

         18,365


Capital and reserves





                     Called up share capital
          4,147

          4,116


Share premium account and merger reserve
         63,764

         63,756


Other reserves
          4,910

          5,920


Profit and loss account
        (70,395)

        (55,427)








           Shareholders' funds (all equity interests)
          2,426

         18,365








 GROUP STATEMENT OF CASH FLOWS FOR THE YEAR TO 31 DECEMBER 2002
                           (UNAUDITED)




           2002

           2001



          Pound'000

          Pound'000








Net cash outflow from operating activities
        (10,268)

        (11,224)








Return on investment and servicing of finance
            (67)

            169


Taxation
            126




Capital expenditure and financial investment
            (86)

           (201)


Acquisitions
              -

         13,037


Management of liquid resources
          8,186

         (3,512)


Financing
            (12)

          4,083








(Decrease)/increase in cash
         (2,121)

          2,352








(Decrease)/increase in short term deposits
         (8,186)

          3,512








(Decrease)/increase in cash and liquid resources
        (10,307)

          5,864


NOTES

Principal Accounting Policies

Accounting convention and basis of preparation
The financial information set out in this preliminary announcement is prepared under the historical cost convention and in accordance with applicable accounting standards, and on the going concern basis. At the year end the group reported consolidated net current liabilities of Pound0.3m and gross cash resources of Pound3.4m. Whilst the cost base has been substantially reduced, the group has continued to incur losses. Since the end of the year the directors have taken steps to restructure the business, initially through the proposed divestiture of its US based Information Management business. The proposed transaction is progressing well and, subject to certain conditions and events including the completion of due diligence by the purchaser's financial partners, is expected to complete by mid July
2003. If concluded the sale would give rise to a profit on disposal after charging goodwill, with consideration consisting mainly of cash and net liabilities to be assumed by the purchaser. As a potential backup in the event that the transaction protracts or is otherwise not completed, the board has accepted a letter of intent from an alternative purchaser that is undertaking due diligence.

The directors are also seeking the extension of the maturity date of the group's Pound2.6m of convertible unsecured loan stock, by up to two years from June 2004. It is proposed that this would be coupled with modification of other terms of the loan stock, which might include a reduction of the loan stock conversion price. This in turn, depending on the level of any revised loan stock conversion price, might require shareholder approval for an increase in the directors' authority to issue and allot shares.
Any changes to the terms of the stock would also need to be put to a meeting of its holders, which is expected to take place before the end of June 2003.

The directors believe that these steps will provide the group with adequate funding to support its activities through to the point at which they forecast that trading becomes cash generative.
Nevertheless, the ability of the group to continue as a going concern depends upon the completion of the currently contemplated disposal, thereafter on the rescheduling of the convertible loan stock
(including the receipt of any necessary shareholder approvals) and on meeting the sales targets on which the trading forecasts for the group are based, which include objectives for the group's Accolade product that represent substantial growth over 2002. The directors have a reasonable expectation that these outcomes will occur, and that together they will provide adequate resources to enable the group to continue as a going concern. However, these outcomes are not certain. In the event that the disposal is not completed, the maturity of loan stock not extended, or sales targets are not met, and in the absence of any other appropriate measures that might be available to the board, the cash generated from sales would continue to be insufficient to cover the cash outflows of the group, and the going concern basis would cease to be appropriate.

The financial information does not reflect any adjustments which would be required if the going concern assumption was not appropriate. Given the uncertainty described above it is not currently possible to determine the extent and quantification of such adjustments but these would include the reclassification of creditors due in more than one year to less than one year, the write down of the carrying value of goodwill in the balance sheet to the best estimate of net realisable value on disposal, and provision for additional liabilities.

The auditors have indicated that they expect to issue an unqualified audit report, but will draw attention to the fundamental uncertainty over going concern.

Basis of consolidation
The consolidated accounts include the results of the company and its subsidiary undertakings.
NOTES

Principal Accounting Policies

Tangible fixed assets
Tangible fixed assets are stated at historical cost, less accumulated depreciation. The costs of developing portals used to deliver products and services are capitalised as tangible fixed assets in line with UITF29. Tangible fixed assets are depreciated on a straight-line basis at rates ranging from 20% to 33% per annum on cost over their expected useful lives.

Research and development
Research and development expenditure is written off as incurred. The cost of registering patents and trademarks is written off as incurred. Subsidies received from the European Union and other state agencies are credited to the profit and loss account over the period to which they relate.

Goodwill
Goodwill arising on consolidation is capitalised and amortised on a straight-line basis over its estimated useful economic life, which is three years in all cases. Goodwill is reviewed for impairment at the end of the first full financial year after acquisition and in other periods if events or changes in circumstances indicate that carrying values may not be recoverable. If a subsidiary, associate or business is subsequently sold or closed, any goodwill arising on acquisition that has not been amortised is taken into account in determining the profit or loss on sale or closure.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, with the following exception.
Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
The assets and liabilities of the subsidiary undertakings are translated at the rate of exchange ruling at the balance sheet date. The profit and loss account is translated at the average rate of exchange. The exchange differences arising on the re-translation of subsidiary undertakings are, together with differences arising on the translation of long-term intra-group funding loans that are not intended to be repaid in the foreseeable future, taken directly to reserves. All other differences are taken to the profit and loss account.

Pensions
Sopheon contributes to the personal pension arrangements of employees, the costs of which are charged in the profit and loss account as incurred. One of its subsidiary companies, Sopheon GmbH, is committed to providing certain pensions based on final pensionable salaries of employees. Its pension liabilities were measured when the subsidiary was acquired in 2001 using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liabilities. The provision will be used to offset the future payments to those employees.

Leasing
Assets held under finance leases, which are leases where substantially all risks and rewards of ownership of the assets have passed to the Group are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under financial leases are included as liabilities in the balance sheet. The interest element of the rental obligations are charged to the profit and loss account over the period of the lease and represent a constant proportion f the balance of capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.
NOTES

Principal Accounting Policies

Turnover
Turnover (excluding value-added tax) represents the amounts derived from the Group's principal activities which comprise Pound3,307,000 from the design, development, production and marketing of software products together with associated implementation and consultancy services and Pound9,046,000 from the provision of information and research services. Sopheon has operations in four geographical markets - Germany, the Netherlands, the UK and the USA.

Sales of software products are recognised on delivery, and when no significant vendor obligations remain. Revenues from implementation and post contract support services in respect of software sales are recognised as the services are performed. Periodic subscription revenue is recognised rateably over the subscription period. Transaction-based revenue is billed and recognised as the related services are rendered. Revenues relating to significant maintenance and support agreements are deferred and recognised over the period of the agreements. Revenues and associated costs under long term contracts are recognised on a percentage basis as the work is completed and any relevant milestones are met, using latest estimates to determine the expected duration and cost of the project.

Earnings per share
The calculation of basic loss per ordinary share is based on a loss
of Pound16,053,000 (2001   loss of
Pound34,631,000), and 82,669,430 (2001 - 45,471,220) ordinary shares, being the weighted average
number of ordinary shares in issue during the period. The effect of all potential ordinary shares is antidilutive.

Creditors
Creditors within one year include overdrafts and lines of credit totalling Pound947,000 at 31 December
2002 (2001 - Pound709,000) and deferred revenues of Pound1,584,000 (2001 - Pound1,713,000).

Section 142 Companies Act 1985
In view of recent developments Sopheon plc's net assets on an unconsolidated basis may be adjusted to less than half of its called-up share capital. The matter is being reviewed by the board and if found to be the case, the directors will convene an Extraordinary General Meeting under section 142 of the Companies Act 1985, to consider whether any, and if so what, steps should be taken to deal with the situation.

Annual Report
The financial information set out above does not constitute the company's statutory accounts as defined in section 240 of the UK Companies Act 1985 for the years ended 31 December 2002 or 2001.
Statutory accounts for 2001 have been delivered to the registrar of companies and an unqualified audit opinion was issued thereon. The statutory accounts for 2002 will be delivered to the registrar of companies following the Company's annual general meeting. The Annual Report and Accounts will be posted to shareholders shortly and thereafter will be available from the Company's registered office at Stirling House, Surrey Research Park, Guildford, Surrey GU2 7RF.

Cautionary Statement
Sopheon has made forward-looking statements in this press release, including statements about the market for and benefits of our products and services; financial results; product development plans; the potential benefits of business relationships with third parties and business strategies. These statements about future events are subject to risks and uncertainties that could cause Sopheon's actual results to differ materially from those that might be inferred from the forward-looking statements. Sopheon can make no assurance that any forward-looking statements will prove correct. Descriptions of some of the key risk factors that could negatively affect Sopheon's future performance are contained in
Sopheon's Form 20 - F Annual Report, on file with the U.S. Securities and Exchange Commission.